Exhibit 99.3

155 Wellington Street West Toronto, ON M5V 3J7 Canada dwpv.com

March 26, 2018

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

St. John’s, NL A1B 3T2

Prospectus Supplement of Fortis Inc.

We refer to the prospectus supplement dated March 26, 2018 (the “Prospectus Supplement”) to the short form base shelf prospectus of Fortis Inc. (the “Corporation”) dated November 30, 2016.

We hereby consent to the use of our firm name under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Enforceability of Civil Liabilities” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP